

COMMONWEALTH FINANCIAL NETWORK[SM]
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

(Public)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24040

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 _____ AND ENDING 12/31/2021 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commonwealth Financial Services

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

29 Sawyer Road
(No. and Street)

Waltham	Massachusetts	02453
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul J. Ims	781-529-9118	Pims@Commonwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US,LLP
(Name – if individual, state last, first, and middle name)

80 City Square	Boston	MA	02129
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, __Paul J. Ims_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Commonwealth Financial Network_____, as of __December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Annmarie A. D'Agostino
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
8/19/2027

Anni-D'Agoslu

Notary Public

Signature: _____

Title:
Controller

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONWEALTH FINANCIAL NETWORK^{SM}
A REGISTERED SERVICE MARK OF
COMMONWEALTH EQUITY SERVICES, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1-2

Financial Statement
  Statement of Financial Condition 3

Notes to Financial Statement...4-24



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member and the Board of Directors of
Commonwealth Financial Network
(A Registered Service Mark of Commonwealth Equity Services, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Commonwealth Financial Network (the Company), a Registered Service Mark of Commonwealth Equity Services, LLC, as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Boston, Massachusetts
February 28, 2022

COMMONWEALTH FINANCIAL NETWORK^{SM}

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

	2021
Assets	
Cash and cash equivalents	$ 36,325,522
Receivables:	
Brokers and clearing organizations	34,364,503
Employees and registered representatives, net	72,953,992
Other	7,297,164
Securities owned, at fair value	59,589,117
Property and equipment, net	3,815,132
Right-of-use leases, net	18,716,493
Other assets, net	21,369,277
Deposits with clearing organizations	50,000
Total Assets	**$ 254,481,200**
Liabilities and Member's Equity	
Accrued liabilities	$ 28,786,460
Accrued deferred compensation	2,321,345
Payables:	
Brokers and clearing organizations	24,744,423
Trade and reimbursements	14,602,553
Lease liabilities	19,279,810
Other liabilities	648,975
Subordinated borrowings - related parties	140,155,000
Total Liabilities	**230,538,566**
Commitments and contingencies (Note 12)	
Member's Equity	
Member's Units-100 issued and outstanding	23,942,634
Total Member's Equity	**23,942,634**
Total Liabilities and Member's Equity	**$ 254,481,200**

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Financial Network^{SM} is a Registered Service Mark of Commonwealth Equity Services, LLC (the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer and registered investment advisor that is the "home office" for its national network of independent registered representatives and independent advisor representatives. These representatives (advisors) are licensed to sell securities through the Company by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with FINRA and with the Securities and Exchange Commission (the "SEC"). The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a Massachusetts limited liability company, wholly owned by 1979 Holding Company, LLC ("1979 Holding"), a Delaware limited liability company. CFN Ventures, LLC ("Ventures"), a Delaware limited liability company is the sole owner of 1979 Holding and is wholly owned by CFN Holding Company, LLC ("CFN Holding"), a Massachusetts limited liability company. Gratitude Holdings, Inc. ("Gratitude"), a Massachusetts S-Corporation holds a 99.99% membership interest in CFN Holding and Odd Couple, Inc. ("OCI"), a Delaware C-corporation, holds the remaining 0.01% membership interest in CFN Holding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

CONSOLIDATION

The Company applies the guidance in Accounting Standards Codification ("ASC") 810, *Consolidation*, in its consolidation policy. The Company consolidates entities in which it has a controlling financial interest, as determined by evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

The Company is determined to have a controlling financial interest in a voting interest entity when it has ownership of a majority voting interest. If such determination is made, the entity is consolidated into the Company's financial statements.

The Company has a controlling financial interest in a VIE when it has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If both criteria are met, the Company is considered to be a primary beneficiary of a VIE and consolidates it under ASC 810.

During 2021, the Company determined that it did not have a controlling financial interest in a voting interest entity, nor was it a primary beneficiary in a VIE. Therefore, no entities were consolidated in the preparation of these financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

There are no recently adopted accounting pronouncements that materially impacted the Company's financial statements and related disclosures.

SECURITIES OWNED

Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are recorded at fair value with the resulting net realized and unrealized gains and losses reflected in current operations.

FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board ("FASB") ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair values for all of the Company's financial assets are based on observable prices and inputs or short term or replaceable on demand inputs and are classified in levels 1 and 2 of the fair value hierarchy, where applicable.

See Note 4 – Fair Value Measurements for further information about fair value of Company's financial assets.

RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions from revenues and expenses involving trading of securities. Management considers all receivables to be collectible; therefore, no allowance for credit losses has been provided for.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as money market funds and other short-term investments with an original maturity at the date of purchase of ninety days or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years, or more. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

IMPLEMENTATION COSTS INCURRED IN CLOUD COMPUTING ARRANGEMENTS

The FASB ASC 350, *Intangibles – Goodwill and Other*, *Internal-Use Software*, applies to software that is acquired, internally developed, or modified to solely meet the reporting entity's internal needs. In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update aligned the accounting for costs to implement a cloud computing arrangement that is a service with the guidance on capitalizing costs for developing or obtaining internal-use software which provides new functionality for internal users. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software and certain costs related to implementation of cloud computing arrangements, or hosting arrangements, that are service contracts. All capitalized internal use software development costs are amortized using the straight-line method over the estimated useful life, ranging from three to five years, once placed in service. All capitalized hosting arrangement implementation costs are generally amortized over the terms of such hosting arrangements, which include reasonably certain renewals.

See Note 9 – Other Assets for further information about the Company's capitalized implementation costs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a single member limited liability company wholly owned by 1979 Holding, and included in the consolidated tax returns of CFN Holding. The Company is treated as a disregarded entity for federal tax purposes and is not subject to any entity level federal or state income tax. CFN Holding reports its allocable share of income from the Company and files its tax return as a partnership. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties were recognized for the year ended December 31, 2021.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine CFN Holding's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2021.

EQUITY-BASED COMPENSATION

The Company records compensation expense based on the increase in the awards' intrinsic value, between grant date and the time of exercise. The options are remeasured at each quarter until their settlement. The Company recognizes the change in options' fair value as an adjustment to compensation cost. For new and previously issued awards that are modified, repurchased, or cancelled after the adoption date, such value is recorded over the requisite service period using a graded vesting schedule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED COMPENSATION

The Company recognizes the obligation to provide post employment or post service compensation if the obligation is attributable to services already rendered by advisors or employees, the rights of advisors or employees to that compensation accumulates or vests, payment of compensation is probable, and the amount of the compensation can be reasonably estimated.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606, *Revenue from Contracts with Customers*.

Revenue from contracts with customers includes advisory fees, commissions and other revenue. The recognition and measurement of revenue is based on an assessment of individual contract terms. Pursuant to the guidance in ASC Topic 606, the Company determines whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:				
Money market funds	$ 17,241,970	$ --	$ --	$ 17,241,970
Debt securities:				
Municipal bonds	--	497	--	497
Corporate bonds	--	7,147	--	7,147
REITs	--	447,493	--	447,493
Common stock	1,581,840	--	--	1,581,840
Mutual funds:				
Equities	42,203,298	--	--	42,203,298
Fixed income	15,348,842	--	--	15,348,842
Total securities owned and cash equivalents	$ 76,375,950	$ 455,137	$ --	$ 76,831,087

In addition, other assets on the Company's Statement of Financial Condition carry Level 1 securities measured at fair value. The fair value of cash and cash equivalents in these accounts as of December 31, 2021 was $917,538 and mutual funds was $5,626,084.

Cash equivalents primarily consist of money market funds and are categorized as Level 1 on the fair value hierarchy.

Investments in securities that are traded on an exchange are valued at their last reported quoted sales price as of the valuation date. Investments in mutual funds, including money market mutual funds, are generally priced at the quoted net asset value (NAV). These securities are categorized as Level 1 securities.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are categorized in Level 2 of the fair value hierarchy.

NOTE 4 – FAIR VALUE MEASUREMENTS (CONTINUED)

Corporate bonds when valued using market quotations in an active market, will be categorized as Level 1 securities. However, they may be valued on the basis of prices furnished by a pricing service when the Company believes such prices more accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. These securities will generally be categorized as Level 2 securities. If the Company decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when certain restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company. These securities will be categorized as Level 3 securities.

Investments in real estate investment trusts ("REITs") are generally valued based on external broker quotes using external price/spread data. If external price data is not observable, the valuation is either based on prices of comparable securities or based on the net asset value (NAV) as published by the REIT managers. Investments in REITs are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

NOTE 5 – LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company entered into operating leases for office space in Waltham, Massachusetts, and San Diego, California. The Company adopted ASU 842 in January 2019, when the Company recognized Right-of-Use ("ROU") assets, representing the right to use the underlying asset for the lease term, and lease liabilities, representing the liability to make payments. The lease terms are determined based on the contractual maturity of the leases. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. The assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

NOTE 5 – LEASES (CONTINUED)

An operating lease ROU asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. The total lease cost is amortized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2021 was as follows:

Weighted-average remaining lease term
    Operating leases   3.78 years

Weighted-average discount rate
    Operating leases   4.39%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

NOTE 5 – LEASES (CONTINUED)

Future minimum payments of lease liabilities under non-cancellable operating leases as of December 31, 2021 are as follows:

	Amount
2022	$ 5,790,889
2023	5,470,739
2024	4,958,607
2025	4,708,828
Total undiscounted lease payments	20,929,063
Less: imputed interest	(1,649,253)
Present value of lease liabilities	$ 19,279,810

As part of the lessor's requirement for leasing the office space in Waltham, the Company has set aside fully refundable security deposit funds totaling $4,222,278 which is included in other assets on the Statement of Financial Condition. The Company did not have any finance leases as of December 31, 2021.

NOTE 6 – RECEIVABLE BROKERS AND CLEARING ORGANIZATIONS

The Company has a margin account with its clearing firm, National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2021 there were trades that were pending settlement resulting in a payable to clearing organizations of $258,932 included in the Statement of Financial Condition under receivables from brokers and clearing organizations.

The Company's receivable from broker dealers and clearing organizations include amounts due in connection with the Company's normal course o business with its clearing partner. These accounts approximate fair value because of the short maturity of these financial instruments and are generally negligible risk. The Company has had no prior defaults in its historical experience to collect from brokers and clearing organizations, therefore, management considers it appropriate not to establish an allowance for these receivables.

NOTE 6 – RECEIVABLE BROKERS AND CLEARING ORGANIZATIONS (CONTINUED)

As of December 31, 2021, commissions receivable from the Company's clearing firm, National Financial Services, LLC, was $12,201,596.

NOTE 7 – ADVISOR LOANS

The Company occasionally issues forgivable and non-forgivable loans to its advisors to assist in setting up their respective businesses. Loans are extended after considering the credit history and production levels of the advisors. Forgivable loans are generally granted to prospect advisors and are forgivable over a five-year period and forgiveness is based upon the achievement of specific asset or production targets. Non-forgivable loans are generally granted to advisors with a longer tenure at the Company and are offered to assist in acquisitions and growth of existing businesses. Non-forgivable loans are subject to an amortization schedule, with monthly payments of principal and interest required. Both forgivable and non-forgivable loans are recorded at face value at the time the loans are made.

The Company records its allowance for credit losses on forgivable and non-forgivable loans in accordance with ASC Topic 326, *Financial Instruments – Credit Losses*. The allowance for credit losses is deducted from the amortized cost basis of the loans to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. The Company performs periodic credit evaluations and provides an allowance based on its assessment of specifically identified unsecured receivables and other factors, including its advisor payment history.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as portfolio composition, as well as for changes in environmental conditions, such as changes in gross domestic product, unemployment rates, and other relevant factors.

NOTE 7 – ADVISOR LOANS (CONTINUED)

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company identified the following portfolio segments in its advisor loans assets based on different risk profiles: forgivable loans and non–forgivable loans. The Company used the weighted-average remaining maturity ("WARM") method to estimate allowance for credit losses on both of its portfolio segments for the year ended December 31, 2021.

Loans included in receivables: employees and registered representatives on the Company's Statement of Financial Condition at year-end were as follows:

Advisor Loans	
Forgivable	$ 44,560,638
Non-forgivable	27,167,931
Allowance for credit losses	(123,432)
Advisor Loans, net	$ 71,605,137

The following schedule reflects the Company's activity in providing for an allowance for uncollectible advisor loans by portfolio segment for the year ended December 31, 2021:

	Forgivable	Non-forgivable	Total
Allowance for credit losses:			
Beginning allowance balance	$ 80,669	$ 15,172	$ 95,841
Provision for credit loss expense	(12,873)	40,464	27,591
Loans charged-off	-	-	-
Recoveries collected	-	-	-
Total ending allowance balance	$ 67,796	$ 55,636	$ 123,432

NOTE 7 – ADVISOR LOANS (CONTINUED)

Upon adoption of ASC 326, the Company elected the practical expedience provided in paragraph 326-20-30-5A of ASU 2016-13, where the Company does not measure an allowance for credit losses for accrued interest receivable on its advisor loans portfolio since it is the Company's policy and practice to write off the uncollectible accrued interest receivable balance in a timely manner. The monthly accrued interest on loans deemed uncollectible stops accruing and is written off when it is determined that the loan is uncollectible. The variable interest rate on advisor loans is the prime lending rate plus an additional two percent and was 5.25% as of December 31, 2021.

NOTE 8 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at December 31, 2021:

Computers, furniture and fixtures	$ 3,892,941
Software	9,408,860
Leasehold improvements	11,047,347
	24,349,148
Less: accumulated depreciation and amortization	(20,534,016)
Property and equipment, net	$ 3,815,132

NOTE 9 – OTHER ASSETS

The Company's other assets at December 31, 2021 are as follows:

Capitalized implementation costs, net	$ 6,313,876
Prepaid expenses	6,216,366
Rabbi trust assets	2,321,345
Security deposit	4,222,278
Other	2,295,412
Total other assets, net	$ 21,369,277

NOTE 9 – OTHER ASSETS (CONTINUED)

Capitalized implementation costs, net, include costs incurred in connection with implementation of cloud computing arrangements, or hosting arrangements, that are service contracts, net of accumulated amortization, which was $15,908 at December 31, 2021.

Rabbi trust assets are assets held for the non-qualified deferred compensation plan offerred to the Company's advisors. See Note 12 – Commitments and Contingencies for further detail.

Security deposit is a fully refundable deposit for the Company's operating lease. See Note 5 - Leases for further detail.

NOTE 10 – SUBORDINATED BORROWINGS - RELATED PARTIES

The direct lender, consisting of 1979 Holding, has, under all agreements, subordinated its right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordination of rights extends to CFN Holding, Gratitude and its principal shareholders who are the ultimate lenders. The subordinated borrowings are covered by agreements approved by FINRA and are thus available for computing net capital under the SEC's uniform net capital rule. The borrowings qualify as equity capital, as such term is defined.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2021 subordinated loans totaled $140,155,000.

The Company has subordinated borrowings maturing as follows:

2023	$ 10,000,000
2024	--
2025	130,155,000
Total	$ 140,155,000

NOTE 10 – SUBORDINATED BORROWINGS - RELATED PARTIES (CONTINUED)

The interest rate on all subordinated debt is at the prime lending rate, plus an additional three percent and was 6.25% as of December 31, 2021. Subordinated loan interest is paid annually. All subordinated notes issued have a minimum interest rate of 6%.

NOTE 11 - EQUITY OPTION PLANS

CFN Holding offers equity compensation to eligible employees of the Company through the 2018 Equity Option Plan (the "Plan"), a non-qualified membership interest option plan. The Plan permits the Board of Managers of CFN Holding to grant options of CFN Holding interests to employees of CFN Holding and its subsidiaries, including the Company, up to an aggregate of 999,760 options. Substantially all current and existing options issued and outstanding are to employees of the Company. CFN Holding has the right, but not the obligation, to repurchase any interests purchased by an option holder on exercise of an option. Options granted under the Plan generally vest over a period of up to five years and expire either 10 or 25 years from the grant date.

CFN Holding accounts for LLC interest option grants as liability awards. Awards are granted with an exercise price equal to their fair value as determined by the board on the date of grant. The options are remeasured at each quarter until their settlement. The amount of cash payment is determined based on the increase in the awards' fair value, or intrinsic value, between grant date and the time of exercise. The Company recognizes the change in options' fair value as an adjustment to compensation cost. The total intrinsic value of the options vested under the Plan as of December 31, 2021 was $14,716,199. The Company accounts for forfeitures as they occur.

The weighted average remaining contractual term in years was 12.61 for options outstanding at December 31, 2021 and 14.40 for options exercisable at December 31, 2021.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

LITIGATION AND CLAIMS

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters.

ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided.

The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

NOTE 12 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

At December 31, 2021, the Company was the co-defendant in several lawsuits. The Company deemed it probable that a loss has been incurred with respect to one of its lawsuits, and reasonably estimated the loss to be $1,500,000 as of the date of issuance of the Financial Statements, for which the Company made a provision included in accrued liabilities in the Statement of Financial Condition at December 31, 2021. While the Company believes it has meritorious defenses in this matter, per the advice of its legal counsel, the ultimate resolution of the matter could result in a loss of up to $1,700,000 in excess of the amount accrued. Management believes, based on current available information, that the results of all other proceedings in the aggregate will not have a material adverse effect on the Company's Statement of Financial Condition. The Company has errors and omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned claims.

REGULATORY MATTERS

On August 1, 2019, the SEC filed a Complaint against the Company alleging that the Company, in its role as a registered investment adviser for the period July 2014 through December 2018, failed to disclose material conflicts of interest related to certain revenue sharing agreements with its clearing firm. The Complaint also alleged that the Company failed to adopt and implement written policies and procedures reasonably designed to identify and to ensure the disclosure of material conflicts of interest arising from its revenue sharing agreement with its clearing firm. The Company filed an answer to the Complaint denying the SEC's allegations which set forth several factual and legal defenses as well as affirmative defenses. The Complaint does not set forth an amount with respect to disgorgement the SEC is seeking nor does it set forth the amount of the civil penalty it is also seeking. In light of the absence of specific allegations and the defenses available to the Company, the Company concludes that no estimate of possible loss can be made as of the date of issuance of the Financial Statements.

NOTE 12 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

DEFERRED COMPENSATION

In 2019, CFN Holding terminated agreements (the "Agreements") with certain employees of the Company that provided for the payment of deferred compensation. During 2021, the Company paid $7,613,983 of accrued deferred compensation pursuant to the terms of the Agreements. At December 31, 2021, the Company had no amounts accrued for employee deferred compensation in its Statement of Financial Condition.

The Company offers a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors by allowing participating advisors to defer receipt of certain gross commissions and fees. The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds and other securities, which are held by the Company in a Rabbi Trust. The cash value of the trust assets in the amount of $2,321,345 is included in other assets in the Statement of Financial Condition and corresponding deferred compensation liability for benefits accrued under the non-qualified deferred compensation plan totaled $2,321,345 as of December 31, 2021.

NOTE 13 – RELATED PARTY TRANSACTIONS

CES Insurance Agency, LLC ("CESI") is an entity wholly owned by 1979 Holding that assists the Company's independent advisors in the selling of insurance-based products. The Company provides ongoing operational and marketing services to CESI. At December 31, 2021 the balance due to CESI from the Company was $304,890, and is included in other liabilities on the Statement of Financial Condition.

Claridge Insurance Co. ("Claridge") is an insurance company owned and controlled by a holding company that, in turn, is owned by ultimate shareholders of the Company and controlled by a principal officer of the Company. The Company pays premiums, at market rates, to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $2,000,000 per occurrence. There were no amounts due to or from Claridge at December 31, 2021.

NOTE 13 – RELATED PARTY TRANSACTIONS (CONTINUED)

Advisor360°, LLC ("A360") is a financial technology company, majority owned by ultimate shareholders of the Company. The Company entered into a transition services agreement ("TSA") with A360 in 2019 whereby A360 provides technology services and software to the Company and its advisors. On July 1, 2020 the Company executed a license agreement ("SaaS Agreement") with A360 whereby the A360 software is provided to the Company and its advisors. The SaaS Agreement supersedes the delivery of software to the Company and its advisors under the TSA. The TSA remains open as of December 31, 2021 for other technology services provided by A360 to the Company.

NOTE 14 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $48,745,058 which was sufficient to meet the required net capital of $4,818,498. The Company's net capital ratio as of December 31, 2021 was 1.48 to 1.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND OTHER RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company introduces all customer transactions in securities traded to another firm on a fully disclosed basis. The agreements between the Company and its clearing firms provide that the Company is obligated to assume any exposure related to non-performance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

NOTE 15 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONCENTRATIONS OF CREDIT RISK AND OTHER RISK (CONTINUED)

The Company's exposure to credit risk associated with the non-performance of customers and counter parties can be directly impacted by volatile trading markets which may impair the ability of the customer or counterparty to satisfy their obligations to the Company.

In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers and counterparties to maintain collateral in compliance with regulatory requirements, guidelines of the Company's clearing firms and industry standards.

There are current uncertainties in the economy related to the COVID-19 outbreak that emerged in early 2020, which have led to increased market volatility. The period over which such volatility will persist, as well as any longer-term adverse effects on the world economies and markets, is difficult to predict as the situation is still evolving. The Company's revenues and results for the next financial year may continue to be impacted by COVID-19, and the extent of such impact will depend on how long the pandemic continues and other factors, including its effect on world economies and markets.

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

The Company conducted a review for subsequent events and determined that no other subsequent events had occurred that would require accrual or additional disclosures.